The Board of Directors of Guangshen Railway Company Limited (the "Company") hereby presents the unaudited operating results of the Company and its subsidiaries for the six months ended June 30, 2004.

Review of Operations
In the first half of 2004, the fast-growing economies in Guangdong Province and Hong Kong Special Administrative Region ("Hong Kong") and the gradual implementation of the Closer Economic Partnership Arrangement between Hong Kong and Chinese mainland ("CEPA"), as well as the implementation of the "Relaxed Individual Travel" program to Hong Kong and Macau Special Administrative Region ("Macau") created a strong demand in the passenger and freight transportation service market in the Company's service region. The Company has continuously developed its transportation core businesses by aggressively capturing market opportunities, enhancing its marketing efforts, improving its management and increasing its transportation capacity.

In the first half of 2004, the profit from operations of the Company was Renminbi ("RMB") 346.5 million, representing an increase of approximately 88.7% from RMB183.6 million in the same period of last year. Profit attributable to shareholders was approximately RMB299.4 million, representing an increase of approximately 76.1% from RMB170.0 million in the same period of 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Total revenues from operations
In the first half of 2004, the Company's total revenues from operations were RMB1,402.6 million, representing an increase of approximately 36.3% from RMB1,029.4 million in the same period of last year. Revenues from passenger transportation were RMB1,071.3 million and revenues from freight transportation were RMB257.5 million, representing approximately 76.4% and 18.3% of the Company's total revenues, respectively, and approximately 80.6% and 19.4% of the total revenues generated from the Company's railroad business, respectively. Revenues from other businesses were RMB73.8 million, representing approximately 5.3% of the Company's total revenues.

Passenger transportation business
Passenger transportation is the principal business segment of the Company. As of June 30, 2004, the Company operated 115 pairs of passenger trains every day, an increase of three pairs of trains over those at the end of 2003. These passenger trains included 36 pairs of long-distance trains, an increase of one pair over those at the end of 2003; 13 pairs of Hong Kong through-trains, an increase of two pairs over those at the end of 2003; 64 pairs of high-speed trains between Guangzhou and Shenzhen, an increase of one pair over those at the end of 2003; and two pairs of regular-speed trains between Guangzhou and Shenzhen, a decrease of one pair from those at the end of 2003.

In the first half of 2004, the total number of passengers carried by the Company was 23.630 million, representing an increase of approximately 35.2% from 17.483 million in the first half of 2003. The total number of passengers travelling on the Guangzhou-Shenzhen trains was 9.768 million for the first half of 2004, representing an increase of approximately 40.8% from 6.939 million in the same period of last year; the total number of passengers travelling on the Hong Kong through-trains was 1.365 million, representing an increase of approximately 70.6% from 0.800 million in the first half of 2003; the total number of passengers travelling on long-distance passenger trains was 12.497 million, representing an increase of approximately 28.3% when compared with
9.744 million in the same period of last year.

The revenues from passenger transportation business in the first half of 2004 were RMB1,071.3 million, representing an increase of approximately 43.0% from RMB749.0 million in the same period of last year. The revenue from Guangzhou-Shenzhen trains was RMB542.7 million, representing an increase of approximately 41.0% from RMB384.7 million in the same period of last year; the revenue from Hong Kong through-trains was RMB197.5 million, representing an increase of approximately 61.7% from RMB122.1 million in the same period of last year; the revenue from long-distance trains was RMB331.1 million, representing an increase of approximately 36.7% from RMB242.1 million in the same period of last year.

The substantial increases in the revenues from passenger transportation and the number of passengers were mainly due to: (1) the disappearance of SARS epidemic in 2004, the main factor that caused significant decrease in the number of passengers during 2003; (2) the evident increase in the number of businessmen and tourists travelling between the mainland and Hong Kong with the official implementation of CEPA and the increase in number of cities allowing the "Relaxed Individual Travel" program to Hong Kong and Macau; (3) the increase in the frequency of train operation when compared with the same period in 2003: the Company operated seven more pairs of high-speed passenger trains between Guangzhou and Shenzhen, four additional pairs of Hong Kong through-trains and one extra pair of long-distance passenger trains departing from Shenzhen; and
(4) the refurbishment of the passenger stations along the Guangzhou-Shenzhen route by the Company in order to enhance passenger transportation service and its endeavour to improve its quality of passenger transportation to attract more passengers.

The following table sets forth the revenues from passenger transportation and the number of passengers from January 1, 2004 to June 30, 2004 as compared to the same period of 2003:


                                                                                             Increase/
                                                                Six months ended         (decrease) as
                                                                    June 30,               compared to

                                                               2004              2003             2003

Revenues from passenger
  transportation (RMB thousands)                          1,071,267           748,999            43.0%

=======================================================================================================

  Guangzhou-Shenzhen trains                                 542,673           384,742            41.0%
  Hong Kong through-trains                                  197,525           122,141            61.7%
  Long-distance trains                                      331,069           242,116            36.7%


-------------------------------------------------------------------------------------------------------

Total number of passengers (thousand persons)                23,630            17,483            35.2%

=======================================================================================================

  Guangzhou-Shenzhen trains                                   9,768             6,939            40.8%
  Hong Kong through-trains                                    1,365               800            70.6%
  Long-distance trains                                       12,497             9,744            28.3%

-------------------------------------------------------------------------------------------------------

Revenue per passenger (RMB)                                   45.34             42.84             5.8%

=======================================================================================================

  Guangzhou-Shenzhen trains                                   55.56             55.45             0.2%
  Hong Kong through-trains                                   144.71            152.68           (5.2)%
  Long-distance trains                                        26.49             24.85             6.6%

-------------------------------------------------------------------------------------------------------

Total passenger-kilometers (millions)                       2,078.8           1,451.3           43.24%

=======================================================================================================

Revenue per passenger-kilometer (RMB)                          0.52              0.52               -

=======================================================================================================

Freight transportation business
Freight transportation is an important business segment of the Company. In the first half of 2004, the total freight tonnage transported by the Company was
15.583 million tonnes, representing an increase of approximately 21.8% from
12.797 million tonnes in the same period of 2003. The outbound freight tonnage was 3.990 million tonnes, representing an increase of approximately 27.8% from
3.122 million tonnes in the same period of last year; and the inbound freight tonnage was 11.593 million tonnes, representing an increase of approximately 19.8% from 9.675 million tonnes in the same period of last year.

Revenues generated from the Company's freight transportation in the first half of 2004 were RMB257.5 million, representing an increase of approximately 13.1% from RMB227.7 million in the first half of 2003. The outbound freight revenues were RMB50.4 million, representing an increase of approximately 23.3% from RMB40.9 million in the same period of 2003; the inbound and pass-through freight revenues were RMB168.9 million, representing an increase of approximately 12.3% from RMB150.4 million in the same period of last year; and revenues from storage, loading and miscellaneous items were RMB38.3 million, representing an increase of approximately 5.2% from RMB36.4 million in the same period of last year.

The increases in the revenues and volume of Company's freight transportation segment compared to the same period of last year were mainly due to: (1) the economic growth in mainland China created increasing demands for energy and raw materials, which led to increasing demands in the transportation market; (2) increase in costs of highway transportation as a result of the Chinese government's recent large-scale crackdown on oversize and overloaded trucks on highways and the implementation of the newly promulgated "Road Traffic Safety Law", which resulted in the switch of part of the freight to railway transportation; (3) adjustment by the Company of the transportation prices for certain categories of freight increased market competitiveness and attracted more businesses; and (4) improvement of the organization of the freight transportation by the Company, which increased the usage efficiency of its freight trains.

The following table sets forth the revenues generated from freight transportation and volume of freight transportation from January 1, 2004 to June 30, 2004 as compared to the same period in 2003:


                                                                                             Increase/
                                                                Six months ended         (decrease) as
                                                                    June 30,               compared to

                                                               2004              2003             2003

Revenues from freight transportation (RMB thousands)        257,539           277,694            13.1%

-------------------------------------------------------------------------------------------------------

  Revenues from outbound freight                             50,368            40,864            23.3%
  Revenues from inbound and pass-through freight            168,905           150,439            12.3%
  Revenues from storage, loading and
    miscellaneous items                                      38,266            36,391             5.2%

-------------------------------------------------------------------------------------------------------

Total tonnage (thousand tonnes)                              15,583            12,797            21.8%

-------------------------------------------------------------------------------------------------------

Revenue per tonne (RMB)                                       16.53             17.79           (7.1)%

-------------------------------------------------------------------------------------------------------

Total tonne-kilometers (millions)                           1,127.5             914.2            23.3%

-------------------------------------------------------------------------------------------------------

Revenue per tonne-kilometer (RMB)                             0.228             0.249           (8.4)%

-------------------------------------------------------------------------------------------------------

Other businesses
In the first half of 2004, revenues from other businesses of the Company (which included sales of food and merchandises on board and in railway stations) increased by approximately 40.0% from RMB52.7 million in the same period of 2003 to RMB73.8 million. This increase was mainly due to the substantial increase in passenger volume and the corresponding increase in passengers' consumption in stations and on board. Besides, the Company increased the sales of its own merchandises in the stations; thus increasing revenues.

OPERATING EXPENSES OF THE RAILROAD BUSINESSES
Operating expenses of the Company's railroad businesses in the first half of 2004 were RMB983.0 million, representing an increase of approximately 23.6% from RMB795.1 million in the first half of 2003. This increase was mainly due to: (1) increase in employees' salaries and benefits, which are directly related to the Company's operating results and workload, as a result of the increase in the Company's operating results in the first half of 2004; (2) the evident increase in the consumption of materials and supplies as a result of the operation of the Company's trains in full configuration and the operation of several additional pairs of trains in the first half of 2004; whereas the Company suspended the operation and reduced the configuration of part of its trains as a result of SARS in the first half of 2003; and (3) the increase in the repair expenses during this reporting period as the Company started to replace part of its rails in the first half of 2004 in order to satisfy the safety requirement resulting from the increase in the train frequency.

LIQUIDITY AND FINANCIAL RESOURCES
During the first half of 2004, the main source of the Company's capital was its operation revenues. Such capital was used primarily for capital and operational expenditures and tax payments.

As of June 30, 2004, the Company's liabilities to assets ratio was 11.2%.

The Company believes that it has sufficient working capital to support its operations and developments.

PROSPECTS
With the accelerated cooperation in regional economies of the "Great Pearl River Delta" and the "Pan Pearl River Delta", the gradual implementation of CEPA, the increase in number of cities allowing "Relaxed Individual Travel" program to Hong Kong and Macau, as well as the commencement of Shenzhen Subway's operation at the end of this year, the Company will face favorable opportunities for its operations and developments. The Company believes that its passenger and freight transportation businesses will maintain a growth trend in the second half of 2004.

In relation to its passenger transportation business, the Company will continue with its implementation and improvement of the "As-frequent-as-buses" Train Project of Guangzhou-Shenzhen high-speed passenger trains as well as the setting up and the improvement of its computerized ticketing system for the "As-frequent-as-buses" Train Project. In order to improve passengers boarding facilities, enhance passenger service function and create a more comfortable passenger transportation service environment, the Company will also continue with the refurbishment of the Shenzhen Station, the Guangzhou East Station and other passenger stations along the Guangzhou-Shenzhen route.

In relation to its freight transportation business, the Company will accelerate the growth of its freight transportation business by continuously strengthening its marketing efforts, enhancing the arrangement of freight trains, intensifying the work of freight loading and unloading trucks and improving the efficiency of moving out of goods from its warehouses.

The Company is now expanding the operation capacity of Guangzhou-Shenzhen route in all aspects, including the construction of the Technical Support and Maintenance Depot for Passenger Vehicles in northern Shenzhen, the Ancillary Passenger Station at Buji for long-distance passenger trains and the passenger train connecting line between Pinghu and Shenzhen. The implementation of these projects will help the Company increase its operation capacity in the future and to keep its leading position in the market. It will also enhance the development of the Company's core businesses in passenger and freight transportation.

The Company will continue to closely review its working capital and aim at achieving low-cost expansion through equity investments, mergers and acquisitions in the future when appropriate opportunities arise.

FINAL DIVIDEND OF 2003
Resolution approving the distribution of a dividend of RMB0.105 (inclusive of tax) per share to the shareholders of the Company was passed at the annual general meeting of the Company for the year 2003 held on June 10, 2004. The dividend was distributed to the shareholders on July 9, 2004.

INTERIM DIVIDEND
The Board of Directors has decided not to declare any interim dividend for the six months ended June 30, 2004.

CHANGES TO DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
On January 6, 2004, resolutions were passed at the seventh meeting of the third session of the Board of Directors of the Company to terminate the engagement of Mr. Yan Ping as Deputy General Manager and the engagement of Mr. Yao Xiaocong as Chief Accountant and Company Secretary. Resolutions were also passed at the same meeting to appoint each of Mr. Shao Huaping and Mr. Wu Weimin as Deputy General Manager, Ms. Li Ruizhi as Chief Accountant and Mr. Guo Xiangdong as Company Secretary.

On June 10, 2004, resolutions were passed at the annual general meeting of the Company for the year 2003 to appoint Mr. Wilton Chau Chi Wai as an independent non-executive director of the Company, terminate the engagement of Mr. Gu Hongxi as a supervisor of the Company and appoint Mr. Tang Dinghong as a supervisor of the Company. At the Supervisory Committee's meeting held on the same date, Mr. Yao Muming was elected as the Chairman of the Supervisory Committee of the Company.

EMPLOYEES, EMPLOYEE PAYMENT POLICY AND TRAINING PLANS
As of June 30, 2004, the Company had a total of 9,028 employees, representing a decrease of one person from that of December 31, 2003.

The Company implemented a salary distribution policy which links remuneration closely with operating results, labour efficiency and individual performance. Employees' salary distribution is subject to macroeconomic control and is based on their post scores and performance reviews. In the first half of

2004, the Company paid RMB216.1 million for salary in total.

Pursuant to applicable state policies and regulations, the employees of the Company enjoy the following benefits: (1) retirement pension - the Company is required to set aside a sum equivalent to 18% of the aggregate amount of salaries of all of its employees for the year and 5% of the aggregate amount of salaries of all of its employees for the year as employees' retirement pension and supplemental retirement pension, respectively; (2) welfare fund - the Company is required to set aside 14% of the aggregate amount of salaries of all of its employees for the year as employees' welfare fund contributions and medical service fees; and (3) housing fund - both the Company and its employees are required to deposit 7% (for residents in Guangzhou area or Dongguan area) and 13% (for Shenzhen residents) of the employee's monthly salary into the employee's personal housing fund account. Save as disclosed, the Company has not participated in any other employees' basic medical insurance schemes.

In the first half of 2004, the Company had provided 4,794 employees with relevant training, including knowledge about the adjustment of train schedule for the "Fifth Great Speed Up Project in China Railways", office automation, etiquette, continuing education for professionals and measures under emergency, etc. The Company provided most of these training courses and also employed certain external experts for training purposes. The Company had completed 50% of its full-year training plans in the first half of this year and the direct cost of these training programs was about RMB1.4 million.

ACCOUNTING TREATMENT REGARDING THE DIFFERENCES BETWEEN THE SELLING PRICES AND COSTS OF EMPLOYEES' HOUSING
The Company constructed and purchased new residential properties for its employees to improve their living conditions. Under a housing benefit scheme, the Company sold these residential properties to its employees at a price approved by the government. The losses arising from the difference between the net book value and the proceeds from the sales of staff quarters to the employees was not more than RMB226.4 million as of June 30, 2004. Pursuant to the prevailing policies of the Ministry of Finance, the aforesaid losses should be credited to retained earnings in the statutory accounts as of January 1, 2001, or in case of a debit balance, to offset against statutory public welfare fund, statutory surplus reserve, discretionary surplus reserve and capital surplus reserve upon the approval of the Board of Directors. Such treatment conforms with the accounting principles and regulations applicable to the Company and its subsidiaries in China.

In the financial statements of the Company as of June 30, 2004, prepared in accordance with International Financial Reporting Standards, the Company accounted for the losses arising from housing scheme as follows: losses from the sale of completed staff quarters to employees, or from the sale of premises under construction of which could be reasonably estimated for future services was approximately RMB226.4 million. Such losses were amortized on a straight line basis over the estimated remaining average service period of employees of 15 years from the time of such sales. During the period from January 1, 2004 to June 30, 2004, the amortization charged to the deferred staff costs of the consolidated income statement was approximately RMB7.546 million and the accumulated amortization amounted to RMB67.911 million.

As of June 30, 2004, the unamortized deferred losses, which were recorded as deferred staff costs in the balance sheet of the Company and its subsidiaries, were RMB158.5 million.

CAPITAL STRUCTURE
No change had occurred to the Company's share capital structure during the reporting period. The Company's capital structure as at June 30, 2004 was as follows:

                                               As of June 30, 2004
                                                           Percentage of
                                                             total share
Class of Shares                        Number of Shares          capital
                                                                     (%)

State-owned legal person shares           2,904,250,000            66.99
H Shares                                  1,431,300,000            33.01

--------------------------------------------------------------------------------

Total                                     4,335,550,000            100.0

================================================================================

SHAREHOLDERS
So far as the Directors are aware, as of June 30, 2004, the interests and short positions of the persons, other than directors or supervisors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) were as follows:


                                                                              Percentage    Percentage
                      Class        Number of                        Type of    of class      of total
Name of shareholder   of shares   shares held     Capacity          interest   of shares   share capital
                                                                                  (%)           (%)

Guangzhou Railway    Domestic  2,904,250,000 (L) Beneficial owner  Corporate    100.00         66.99
  (Group) Company     shares

Sumitomo Life        H Shares    114,820,000 (L) Interest of       Corporate      8.02          2.65
Insurance Company                                controlled
(Note)                                           corporation


Note: As of June 30, 2004, Sumitomo Life Insurance Company was deemed to be interested in 114,820,000 H Shares (representing approximately 8.02% of the total H Shares of the Company or 2.65% of the total share capital of the Company) held by Sumitomo Mitsui Asset Management
       Company, Limited, a controlled corporation of Sumitomo Life Insurance Company.

       The letter "L" denotes a long position.

DIRECTORS' AND SUPERVISORS' INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As of June 30, 2004, there was no record of interests and short positions (including the interests and short positions which were taken or deemed to have under the provisions of the Securities and Futures Ordinance) of the directors or supervisors of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the Securities and Futures Ordinance) in the register required to be kept under section 352 of the Securities and Futures Ordinance. The Company had not received notification of such interests and short positions from each director or supervisor of the Company as required to be made to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the Listing Rules. The Company has not granted to any of the Company's directors or supervisors or their spouses or children under the age of 18 any right to subscribe for any shares or debentures of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES
Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during this reporting period.

IMPACT OF ECONOMIC POLICIES ON THE COMPANY
The policies on adjustment of national economic structure and policies relating to import and export activities have affected the composition of the Company's railway freight and freight pricing policies. Save as disclosed, the Company is not aware of any other governmental policies that are likely to have effects on the Company's business and financial position.

TAXATION POLICY
As the Company is located in the Shenzhen Special Economic Zone, it enjoys a preferential income tax rate of 15%. According to relevant tax regulations, the subsidiaries of the Company are subject to income tax at the rate of 15% or 33%, depending on the location of incorporation.

MATERIAL ACQUISITION OR DISPOSAL
During the first half of 2004, the Company had made no material acquisition or disposal.

OVERDUE TIME DEPOSITS
As of June 30, 2004, the Company had approximately RMB31.365 million overdue time deposits placed with Zengcheng City Licheng Urban Credit Cooperative. The Company had initiated legal proceedings and obtained judgment in its favour regarding the unpaid time deposits. However, as the judgment debtor was undergoing restructuring, the Court ordered a stay of execution of the judgment obtained by the Company. The said overdue time deposit accounted for approximately 0.3% of the net assets and 1.0% of the total current assets of the Company and had no material impact on the capital usage and operations of the Company. For prudence, the Company had reclassified such amount to other receivables and made a partial provision in its financial statements for such overdue deposit.

Except for such overdue time deposit, the Company has no other time deposit that has not been repaid. The Company has not encountered any difficulty in withdrawing deposits. The Company has placed its deposits with other commercial banks in China and the Railway Deposit-taking Centre of the Ministry of Railway.

ENTRUSTED DEPOSITS
As of June 30, 2004, the Company did not have any entrusted deposits with any financial institutions in China.

BANK BORROWINGS
As of June 30, 2004, the Company had no bank loans or borrowings.

CONTINGENCY
As of June 30, 2004, the Company's interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"), amounted to approximately RMB140 million. In 1996, Tiecheng and a Hong Kong incorporated company jointly established Guangzhou Guantian Real Estate Company Limited ("Guangzhou Guantian"), a sino-foreign cooperative joint venture to develop certain properties near a railway station operated by the Company.

On October 27, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi") agreed to act as joint guarantors of certain payables of Guangdong Guancheng Real Estate Company Limited ("Guangdong Guancheng") to an independent third party. Guangzhou Guanhua, Guangzhou Guanyi, Guangdong Guancheng and Guangzhou Guantian were related companies with a common chairman. As Guangdong Guancheng failed to repay the payables, according to a court verdict dated November 4, 2001, Guangzhou Guanhua, Guangzhou Guanyi and Guangzhou Guantian were liable to pay an amount of approximately RMB257 million plus interest. As such, if Guangzhou Guantian was held responsible for the guarantee, the Company may need to make provision on its interest in Tiecheng.

On December 15, 2003, the High People's Court of Guangdong Province (the "Court") received Guangzhou Guantian's application for discharging the aforesaid guarantee. As a necessary procedure for the Court to decide whether to grant a re-trial, a hearing was held on March 18, 2004. Up to the date of this report, the Court has not yet determined whether to grant a re-trial as the necessary procedures have not been completed. However, having consulted an independent lawyer, the directors were of the opinion that the guarantee arrangement should be invalid according to the relevant rules and regulations of the People's Republic of China. Accordingly, the directors considered that as of the date of this report, the chance of Guangzhou Guantian to settle the above claim is remote and no provision on the interests in Tiecheng was made in the accounts.

EXCHANGE RISK
The Company currently holds a certain amount of United States dollars and Hong Kong dollars ("HK dollars") deposits. It also earns revenues in HK dollars from its railway transportation businesses. Dividends to the holders of H shares and holders of American Depositary Receipts are paid in foreign currencies. Some of the Company's contracts, particularly with respect to the high-speed passenger train projects, are payable by the Company in foreign currencies. If the exchange rate of RMB to the relevant foreign currencies fluctuates, the operating results of the Company will be affected.

CHARGE ON ASSETS AND GUARANTEE
In the first half of 2004, the Company had not charged any of its assets and had not provided any guarantee.

MATERIAL LITIGATION
In the first half of 2004, the Company was not involved in any major litigation or dispute.

CONNECTED TRANSACTION
In the first half of 2004, the Company's connected transactions in relation to railway transport had been carried out on normal terms according to the conditions and waiver granted by the Hong Kong Exchange and the contracts entered into by the contracting parties. There has been no new connected transaction.

AUDIT COMMITTEE
The Audit Committee consisted of three independent non-executive directors of the Company. Its main duties include review and supervision of the financial reporting process and internal control of the Company. The unaudited interim financial statements for the six months ended June 30, 2004, had been reviewed by the Audit Committee.

CODE OF BEST PRACTICE
None of the directors of the Company is aware of information that would reasonably indicate that the Company is not, or was not for any part of this interim reporting period ended June 30, 2004, in compliance with the Code of Best Practice set out in Appendix 14 to the Listing Rules.

DOCUMENTS AVAILABLE FOR INSPECTION
The full text of the Interim Report and Financial Statements signed by the Chairman are available for inspection at No. 1052 Heping Road, Shenzhen, the People's Republic of China.

                                    On behalf of the Board of Directors


                                                Wu Junguang
                                    Chairman of the Board of Directors

Shenzhen, China, August 12, 2004

INTERIM RESULTS
The Board of Directors of Guangshen Railway Company Limited (the "Company") hereby presents the unaudited interim operating results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2004 prepared in conformity with International Financial Reporting Standards ("IFRS").

CONDENSED CONSOLIDATED INCOME STATEMENT
(Unaudited)

                                                                  For the six months ended June 30,

                                                               2004              2003             2004
                                          Note              RMB'000           RMB'000          US$'000
                                                                                             (Note 14)

Revenues from railroad businesses
  Passenger                                               1,071,267           748,999          129,068
  Freight                                                   257,539           227,694           31,029

-------------------------------------------------------------------------------------------------------

  Sub-total                                               1,328,806           976,693          160,097
Revenues from other businesses                               73,830            52,691            8,895

-------------------------------------------------------------------------------------------------------

Total revenues                                            1,402,636         1,029,384          168,992

-------------------------------------------------------------------------------------------------------

Operating expenses
  Railroad businesses                                      (983,015)         (795,148)        (118,436)
  Other businesses                                          (73,168)          (50,672)          (8,815)

-------------------------------------------------------------------------------------------------------

Total operating expenses                                 (1,056,183)         (845,820)        (127,251)

-------------------------------------------------------------------------------------------------------

Profit from operations                                      346,453           183,564           41,741
Other income                                                 17,815            17,621            2,146
Finance costs                                                  (432)             (920)             (52)
Share of profit of associates before tax                     (6,210)              209             (748)

-------------------------------------------------------------------------------------------------------

Profit before tax                           3               357,626           200,474           43,087
Income tax expense                          4               (58,507)          (31,011)          (7,049)

-------------------------------------------------------------------------------------------------------

Profit from ordinary activities after tax                   299,119           169,463           36,038
Minority interests                                              241               542               29

-------------------------------------------------------------------------------------------------------

Profit attributable to shareholders                         299,360           170,005           36,067

=======================================================================================================

Earnings per share


  - Basic                                   6              RMB0.069          RMB0.039         US$0.008

=======================================================================================================

  - Diluted                                 6                   N/A               N/A              N/A

=======================================================================================================

CONDENSED CONSOLIDATED BALANCE SHEET


                                                              As of            As of             As of
                                                           June 30,      December 31,         June 30,
                                                               2004              2003             2004
                                          Note              RMB'000           RMB'000          US$'000
                                                        (Unaudited)         (Audited)        (Note 14)

Non-current assets
Fixed assets                                7             7,016,784         6,952,878          845,396
Construction-in-progress                    7               271,142           390,393           32,668
Leasehold land payments                                     643,978           652,083           77,588
Interests in associates                                     134,015           140,494           16,146
Available-for-sale investments                              167,962           167,962           20,236
Deferred tax assets                                           6,282             6,154              757
Deferred staff costs                                        158,459           166,003           19,393

---------------------------------------------------------------------------------------------------------------

                                                          8,398,622         8,475,967        1,012,184

---------------------------------------------------------------------------------------------------------------

Current assets
Materials and supplies                                       35,268            38,692            4,249
Trade receivables, net                      8               109,271            80,614           13,165
Due from related parties                                    214,812           199,921           26,641
Prepayments and other receivables, net                      232,149           248,960           26,908
Temporary cash investments                                  734,866           627,440           88,538
Cash and cash equivalents                                 1,776,832         1,402,359          214,076

---------------------------------------------------------------------------------------------------------------

                                                          3,103,198         2,597,986          373,577

---------------------------------------------------------------------------------------------------------------

Current liabilities
Trade payables                              9                66,956            34,625            8,067
Payables for construction of fixed assets                   183,403           148,258           22,097
Due to Parent Company                                        16,543            37,230            1,993
Due to related parties                                      128,939           120,605           15,535
Dividends payable                                           455,684               232           54,902
Taxes payable                                                64,025            49,494            7,714
Accrued expenses and other payables                         367,670           308,793           44,297

---------------------------------------------------------------------------------------------------------------

                                                          1,283,220           699,237          154,605

---------------------------------------------------------------------------------------------------------------

Net current assets                                        1,819,978         1,898,749          218,972


---------------------------------------------------------------------------------------------------------------

Total assets less current liabilities                    10,218,600        10,374,716        1,231,156

---------------------------------------------------------------------------------------------------------------

Minority interests                                           52,115            52,358            6,279

---------------------------------------------------------------------------------------------------------------

Net assets                                               10,166,485        10,322,358        1,224,877

===============================================================================================================

Representing:
  Share capital                            10             4,335,550         4,335,550          522,355
  Reserves                                                5,830,935         5,986,808          702,522

---------------------------------------------------------------------------------------------------------------

Total capital and reserves                               10,166,485        10,322,358        1,224,877

===============================================================================================================

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(Unaudited)

                                                                 Reserves

                                      Share       Share     Revenue   Retained
                                    capital     premium    reserves   earnings   Sub-total       Total
                         Note       RMB'000     RMB'000     RMB'000    RMB'000     RMB'000     RMB'000

Balances at
  December 31, 2003               4,335,550   3,984,135   1,368,627    634,046   5,986,808  10,322,358
Profit attributable
  to shareholders                        -           -           -     299,360     299,360     299,360
Dividends relating
  to 2003                  5             -           -           -    (455,233)   (455,233)   (455,233)

--------------------------------------------------------------------------------------------------------

Balances at
  June 30, 2004                   4,335,550   3,984,135   1,368,627    478,173   5,830,935  10,166,485

========================================================================================================

Balances at
  December 31, 2002               4,335,550   3,984,135   1,287,370    637,096   5,908,601  10,244,151
Profit attributable
  to shareholders                        -           -           -     170,005     170,005     170,005
Dividends relating
  to 2002                                -           -           -    (433,555)   (433,555)   (433,555)

--------------------------------------------------------------------------------------------------------

Balances at
  June 30, 2003                   4,335,550   3,984,135   1,287,370    373,546   5,645,051   9,980,601

========================================================================================================

Condensed Consolidated Cash Flow Statement
(Unaudited)

                                                                  For the six months ended June 30,

                                                               2004              2003             2004
                                                            RMB'000           RMB'000          US$'000
                                                                                             (Note 14)

Net cash from operating activities                          541,773           242,152           65,274
Net cash used in investing activities                      (167,300)         (229,050)         (20,157)
Net cash used in financing activities                             -           (19,768)               -

--------------------------------------------------------------------------------------------------------

Net increase/(decrease) in cash and cash equivalents        374,473            (6,666)          45,117
Cash and cash equivalents at beginning of period          1,402,359         1,413,045          168,959

--------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of period                1,776,832         1,406,379          214,076

========================================================================================================

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.     Basis of preparation and accounting policies
       The accompanying unaudited condensed consolidated financial statements are prepared in accordance with IFRS 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board and Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

       The accounting policies adopted by the Group in preparing the interim condensed consolidated financial statements are the same as those adopted in the preparation of the annual consolidated financial statements as of and for the year ended December 31, 2003.

2.     Segment information
       (i)    Business Segments
              The Group conducts the majority of its business activities in railroad and other business operations. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The accounting policies of the Group's segments are the same as those described in the principal accounting policies adopted in preparing the consolidated financial statements of the Group. The Group evaluates performance based on profit from operations. An analysis of the Group's revenues and results for the period by business segment is as follows:


                                               For the six months ended June 30,
                   Railroad businesses    Other businesses   Unallocated   Consolidation       Total


                      2004     2003     2004     2003     2004     2003     2004     2003       2004      2003
                   RMB'000  RMB'000  RMB'000  RMB'000  RMB'000  RMB'000  RMB'000  RMB'000    RMB'000   RMB'000

Revenues
 - External      1,328,806  976,693   73,830   52,691        -        -        -        - 1,402,636  1,029,384
 - Inter-segment         -        -   11,749   27,483        -        -  (11,749) (27,483)        -          -

---------------------------------------------------------------------------------------------------------------

                 1,328,806  976,693   85,579   80,174        -        -  (11,749) (27,483)1,402,636  1,029,384

Segment result     345,791  181,545      662    2,019        -        -        -        -   346,453    183,564
Other income        17,394   14,885      421    2,736        -        -        -        -    17,815     17,621
Including:

Interest income     17,251   13,754      246      220        -        -        -        -    17,497     13,974
Finance costs            -        -        -        -  (432   )(920  )-        -         (432      )  (920    )
Share of profit of
 associates
 before tax         (6,210)     209        -        -        -        -        -        -    (6,210)       209
Income tax expense                                                                          (58,507)   (31,011)
Minority interests                                                                              241        542

---------------------------------------------------------------------------------------------------------------

Profit attributable
 to shareholders                                                                            299,360    170,005

===============================================================================================================

       (ii)   Geographic Segments
              For the six months ended June 30, 2004, all of the Group's business operations were conducted in the People's Republic of China (the "PRC").

3.     Profit before tax
       Profit before tax is stated after charging/(crediting) the following:

                                                  For the six months ended
                                                          June 30,

                                                       2004             2003
                                                    RMB'000          RMB'000

       Depreciation of fixed assets                 153,842          159,818
       Amortisation of leasehold land payments        8,105            7,714
       Amortisation of deferred staff costs           7,546            7,546
       Interest expenses                                432              920
       Interest income                              (17,497)         (13,974)

================================================================================

4.     Income tax expense
       The amount of taxation charged to the condensed consolidated income statement represents:

                                                     For the six months ended
                                                             June 30,

                                                          2004             2003

                                                       RMB'000          RMB'000

       PRC enterprise income tax                        58,497           30,987
       Share of taxation attributable to associates         10               24

--------------------------------------------------------------------------------

                                                        58,507           31,011

================================================================================

       Income tax was provided in accordance with the income tax law of the PRC. As the Company was incorporated in the Shenzhen Special Economic Zone, it is subject to income tax rate of 15%. Other businesses of the Group are subject to income tax rates of 15% or 33%, depending mainly on their places of incorporation. Furthermore, certain subsidiaries engaged in other businesses are Sino-foreign joint ventures which are entitled to full exemption from the PRC income tax for two years and a 50% reduction in the next three years starting from the first profit-making year, after offsetting available tax losses carried forward from prior years.

       The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:


                                                                            For the six months ended
                                                                                    June 30,

                                                                                 2004             2003
                                                                              RMB'000          RMB'000

       Profit before taxation                                                 357,626          200,474

       Calculated at a taxation rate of 15% (2003: 15%)                        53,644           30,071
       Expenses not deductible for taxation purposes
         - Amortisation of deferred staff costs                                 1,132            1,132
       Effect of different taxation rates for certain subsidiaries              3,731             (192)

---------------------------------------------------------------------------------------------------------------

                                                                               58,507           31,011

===============================================================================================================

5.     Dividends
       No appropriation from retained earnings has been made to the statutory reserves for the six months ended June 30, 2004. Such appropriation will be made at year end in accordance with the Company Law of the PRC and the Articles of Association of the Company.

       On April 20, 2004, the Company declared a dividend of RMB0.105 per share in respect of the year ended December 31, 2003, totaling RMB455,233,000. The Board of Directors has decided not to declare any interim dividend for the six months ended June 30, 2004.

6.     Earnings per share
       Basic earnings per share for the six months ended June 30, 2004 were computed by dividing, consolidated profit attributable to shareholders by 4,335,550,000 shares (2003: 4,335,550,000 shares) outstanding throughout the period. No diluted earnings per share was presented as there was no dilutive potential ordinary shares as of period end.

7.     Fixed assets and construction-in-progress

                                                                        Construction-
                                                                          in-progress     Fixed assets
                                                                              RMB'000          RMB'000


       Opening net book value as at January 1, 2004                           390,393        6,952,878

       Additions                                                               94,506           16,520
       Transfer from Construction-in-progress to FA                          (213,757)         213,757
       Disposals                                                                   -           (12,529)
       Depreciation charge (Note 3)                                                -          (153,842)

-------------------------------------------------------------------------------------------------------

       Closing net book amount as at June 30, 2004                            271,142        7,016,784

=======================================================================================================

8.     Trade receivables, net

                                                                                As of            As of
                                                                             June 30,     December 31,
                                                                                 2004             2003
                                                                              RMB'000          RMB'000

       Trade receivables                                                      127,275           96,037
       Less: Provision for doubtful accounts                                  (18,004)         (15,423)

-------------------------------------------------------------------------------------------------------

                                                                              109,271           80,614

=======================================================================================================

       The credit terms trade receivables were within one year. The aging analysis of trade receivables, net was as follows:

                                                                                As of            As of
                                                                             June 30,     December 31,
                                                                                 2004             2003
                                                                              RMB'000          RMB'000

       Within 1 year                                                          104,960           75,674
       Over 1 year but within 2 years                                           4,311            4,719
       Over 2 years but within 3 years                                             - 221
       Over 3 years                                                                - -

-------------------------------------------------------------------------------------------------------

                                                                              109,271           80,614

=======================================================================================================

9.     Trade payables
       The aging analysis of trade payables was as follows:


                                                                                As of            As of
                                                                             June 30,     December 31,
                                                                                 2004             2003
                                                                              RMB'000          RMB'000

       Within 1 year                                                           66,034           32,356
       Over 1 year but within 2 years                                             698            1,726


       Over 2 years but within 3 years                                            224              543

-------------------------------------------------------------------------------------------------------

                                                                               66,956           34,625

=======================================================================================================

10.    Share capital

       As of June 30, 2004, the authorised capital of the Company consisted of ordinary shares of par value RMB1.00 per share:

                                                          Number of           Nominal    Percentage of
                                                             shares             value    share capital
                                                               '000           RMB'000

       Authorised, issued and fully paid:
         State-owned Legal Person Shares                  2,904,250         2,904,250              67%
         H Shares                                         1,431,300         1,431,300              33%

-------------------------------------------------------------------------------------------------------

                                                          4,335,550         4,335,550             100%

=======================================================================================================

11.    Commitments
       Operating lease commitments


                                                                                As of            As of
                                                                             June 30,     December 31,
                                                                                 2004             2003
                                                                              RMB'000          RMB'000

       Machinery and equipment
         - not more than one year                                             108,000          108,000
         - more than one year but not more than five years                    129,375          183,375

-------------------------------------------------------------------------------------------------------

                                                                              237,375          291,375

=======================================================================================================


12.    Related party transactions

       A portion of transactions undertaken by the Group for the six months ended June 30, 2004 was with related PRC state-owned enterprises and on such terms as determined by the relevant PRC authorities and stipulated in the related agreements entered into with these parties. The following is a summary of significant recurring transactions carried out in the ordinary course of business by the Group with related parties during the six months ended June 30, 2004:


                                                                            For the six months ended
                                                                                    June 30,

                                                                                 2004             2003
                                                                              RMB'000          RMB'000

       Lease of locomotives and related services from Yang Cheng
         Railway Company, a subsidiary of Guangzhou Railway (Group) Company
         (the "Parent Company")                                                22,393           17,160
       Provision of train and related services from Guangmeishan Railway


         Company Limited, a subsidiary of the Parent Company                    2,744            2,510
       Purchase of materials and supplies from Guangzhou Railway
         Material Supply Company, a subsidiary of the Parent Company           15,501            5,492
       Social services (employee housing, health care, educational and public security services and other ancillary services) provided by Guangzhou Railway (Group) Guangshen Railway Enterprise
         Development Company, a subsidiary of the Parent Company               34,934           34,388
       Operating lease rentals paid to the PRC Ministry of Railway (the "MOR") 31,745           26,990
       Provision of trains and related services through MOR                   109,615           90,950
       Provision of trains and usage and related services from Guangzhou
         Railway (Group) Passenger Transportation Company,
         a subsidiary of the Parent Company                                        - 2,362
       Interest expenses paid to the Parent Company                               373              814
       Interest received from the MOR's Railroad Deposit-taking Centre          1,662            1,619
       Interest received from Pingnan Railway Company Limited,
         an associate of the Parent Company                                       130               -
       Interest received from Guangmeishan Railway Company Limited                109               -

---------------------------------------------------------------------------------------------------------------

13.    Contingency
       As of December 31, 2003, the Company's interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"), amounted to approximately RMB140,000,000. In 1996, Tiecheng entered into an agreement with a Hong Kong incorporated company to establish Guangzhou Guantian Real Estate Company ("Guangzhou Guantian"), a sino-foreign contractual joint venture to develop certain properties near a railway station operated by the Group.

       On October 27, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua" ) and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi") agreed to act as joint guarantors (the "Guarantors") of certain payables of Guangdong Guancheng Real Estate Company Limited ("Guangdong Guancheng") to an independent third party. Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng were related companies with a common chairman. As Guangdong Guancheng failed to repay the payables, according to a court verdict on November 4, 2001, Guangzhou Guantian, Guangzhou Guanhua and Guangzhou Guanyi were liable to the independent third party to recover an amount of approximately RMB257,000,000 plus interest from Guangdong Guancheng. As such, if Guangzhou Guantian were held responsible for the guarantee, the Company may need to provide for impairment on its interests in Tiecheng.

       On December 15, 2003, the High People's Court of Guangdong Province (the "Court") received Guangzhou Guantian's application for discharging the aforesaid guarantee. As a necessary procedure for the Court to decide to reassess the previous court verdict, a hearing was held on March 18, 2004. In this respect, Guangzhou Guantian appointed an independent lawyer to represent on its behalf to attend the hearing. Up to the date of this report, the Court is yet to finish the necessary procedures before making decision to reassess the previous court verdict. However, having consulted that independent lawyer, the directors are of the opinion that the guarantee arrangement should be invalid according to the relevant PRC rules and regulations. Accordingly, the directors consider that as of the date of this report, the chance of Guangzhou Guantian to settle the above claim is remote and no provision for impairment on the interests in Tiecheng has been made in the financial statements.

14. Translation of amounts from Chinese Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the exchange rate quoted by the People's Bank of China on June 30, 2003 of US$1 = RMB8.3. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2003 or on any other date.

15.    Principal Financial Ratios

                                                                                 2004             2003

       a.     Basic earnings per share



              (Consolidated profit attributable to shareholders
                for the six months ended June 30/weighted
                average number of shares outstanding)                        RMB0.069         RMB0.039
       b.     Return on net assets
              (Consolidated profit attributable to shareholders
                for the six months ended June 30/consolidated
                net assets as of June 30)                                        2.9%             1.7%
       c.     Net assets per share
              (Consolidated net assets as of June 30/number of
                shares outstanding as of June 30)                             RMB2.34          RMB2.30

------------------------------------------------------------------------------------------------------

SUPPLEMENTARY FINANCIAL INFORMATION
Additional Information for North American Investors
(Unaudited)
Effects on the consolidated profit attributable to shareholders and consolidated net assets of significant differences between IFRS and generally accepted accounting principles in the United States of America ("US GAAP") are summarised below. The estimated US GAAP adjustments shown below have been prepared by the management of the Company and have not been subject to independent audit.


                                                                  For the six months ended June 30,

                                                               2004              2003             2004
                                                            RMB'000           RMB'000          US$'000
                                                                                              (Note 2)

Consolidated profit attributable to
  shareholders under IFRS                                   299,360           170,005           36,067
Impact of estimated US GAAP adjustments:
  Reversal of additional depreciation charges
    arising from the revaluation surplus of
    fixed assets                                             19,274            24,211            2,322
  Effect of US GAAP adjustment on taxation                   (2,891)           (3,632)            (348)

-------------------------------------------------------------------------------------------------------

Estimated consolidated profit attributable to
  shareholders under US GAAP                                315,743           190,584           38,041

=======================================================================================================

Estimated basic earnings per share
  under US GAAP                                            RMB0.073          RMB0.044         US$0.009

=======================================================================================================

Estimated basic earnings per equivalent
  American Depositary Share (ADS) under US GAAP            RMB3.641          RMB2.198         US$0.439

=======================================================================================================


                                                              As of             As of            As of
                                                           June 30,      December 31,         June 30,
                                                               2004              2003             2004
                                                            RMB'000           RMB'000          US$'000
                                                                                              (Note 2)

Consolidated net assets under IFRS                       10,166,485        10,322,358        1,224,878
Impact of estimated US GAAP adjustments:
  Reversal of the revaluation surplus on fixed assets    (1,492,185)       (1,492,185)        (179,781)
  Reversal of additional depreciation charges
    arising from the revaluation surplus on fixed assets    388,706           369,432           46,832
  Deferred tax assets created                               223,828           223,828           26,967
  Effect of US GAAP adjustment on taxation                  (58,306)          (55,415)          (7,025)

-------------------------------------------------------------------------------------------------------

Estimated consolidated net assets under US GAAP           9,228,528         9,368,018        1,111,871

=======================================================================================================

Notes:

1. Estimated basic earnings per share and equivalent ADS for the six months ended June 30, 2004 were computed by dividing estimated consolidated profit attributable to shareholders under US GAAP by 4,335,550,000 shares (2003: 4,335,550,000) and 86,711,000 equivalent ADSs (2003: 86,711,000)
       outstanding throughout the period respectively. No diluted earnings per share and per equivalent ADS was presented as there was no dilutive potential ordinary shares as of period end.

2. Translation of amounts from RMB into US$ for the convenience of the reader has been made at the exchange rate quoted by the People's Bank of China on June 30, 2004 of US$1 = RMB8.3. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2004 or on any other date.